UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  July 22, 2004

                         Commission File Number: 1-14568


                                   IPSCO INC.
             (Exact name of registrant as specified in its charter)


              P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                          Yes  [_]                  No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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DISCLOSURE CONTROLS AND PROCEDURES

         IPSCO Inc. (IPSCO) maintains disclosure controls and other procedures and internal controls designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. IPSCO's principal executive and financial officers have evaluated the effectiveness of IPSCO's disclosure controls and procedures and have concluded that such disclosure controls and procedures are effective for the purpose for which they were designed as of the end of the period covered by this report. There has been no change in IPSCO's internal control over financial reporting that occurred during IPSCO's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

VOLUNTARY FILING

         In connection with its Second Quarter Report to Shareholders and Consolidated Financial Statements furnished on this Form 6-K, IPSCO Inc. is voluntarily filing certifications by its Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and voluntarily furnishing certifications by its Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
31.1              Certification by the Chief Executive Officer of Quarterly
                  Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer of Quarterly Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification by the Chief Executive Officer and Chief Financial Officer of Quarterly Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1              Second Quarter 2004 Report to Shareholders.

99.2              Consolidated Financial Statements.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        IPSCO INC.
                                        (Registrant)


Date:    July 22, 2004                  By: /s/ Vicki Avril
                                            -------------------------------
                                            Name:  Vicki Avril
                                            Title: Senior Vice President and
                                                   Chief Financial Officer